Exhibit 99.3

HUB Cyber Security Expands Into Women’s Health With Zero-Cash
Acquisition of Evofem Notes, Advances Balance Sheet Turnaround

Move Expands HUB’s Footprint Into Women’s Health and Wellness, a Sector With Significant Commercial Revenue Potential, as Company Advances Broader Turnaround Strategy

Tel Aviv, Israel – July 1, 2026 – HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), today announced that it has acquired certain senior subordinated convertible notes and purchase rights of Evofem Biosciences, Inc. (OTCMKTS: EVFM) (“Evofem”), funded entirely with HUB equity at no cash cost to the Company. The transaction is the latest step in a broader transformation plan to strengthen HUB’s financial position, streamline operations, enhance governance and build long-term shareholder value.

The notes and purchase rights were acquired directly from certain Evofem noteholders in exchange solely for HUB equity securities, consisting of ordinary shares and/or pre-funded warrants. By structuring the deal entirely in equity, HUB preserves its cash position while investing in a strategic business that the Company’s Board of Directors (the “Board”) believes supports its broader repositioning and long-term value-creation efforts.

The Evofem transaction is the latest milestone in a comprehensive restructuring HUB has pursued over the past several months, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. HUB also intends to explore opportunities to collaborate with Evofem going forward as part of that broader strategy.

As part of this plan, the Company has substantially reduced operating expenses, eliminating many external consultants and contractors and reducing headcount solely at the HUB level by approximately 50%. The Company has also engaged Deloitte to support its restructuring efforts, operational improvements and financial planning as it works to strengthen its balance sheet. Management believes these actions are creating a leaner, more focused organization positioned to execute on its highest-priority opportunities.

In parallel, the Board continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth. The Company believes the Evofem transaction reflects a first step in a disciplined approach to pursuing strategic opportunities while preserving liquidity.

Renah Persofsky, Chair of HUB Cyber Security, commented: “HUB is taking bold and necessary steps to reshape the Company for its next chapter. The Evofem transaction demonstrates our ability to pursue strategic opportunities while preserving cash. Evofem reported north of $20 million in sales in 2025. This comes alongside a broader restructuring program aimed at strengthening HUB’s balance sheet and building a leaner, more strategically focused company. Together, these actions reflect a clear commitment by the Board and management team to position HUB for renewed momentum and long-term value creation.”

Ms. Persofsky continued: “While the Company has faced a challenging period, we believe the actions now underway will place HUB on a stronger and more sustainable path. We are concentrating our resources, attention and capital allocation around initiatives that we believe can deliver value for customers, employees and shareholders.”

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) is a global leader in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric (SDF) empowers organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. HUB partners with Fortune 100 companies and sovereign institutions to secure the next generation of digital infrastructure.

About Evofem Biosciences, Inc.

Evofem Biosciences, Inc. (OTCMKTS: EVFM), a biopharmaceutical company, develops and commercializes various products to address unmet needs in women’s sexual and reproductive health. Evofem’s commercial products include PHEXXI, a hormone-free contraceptive vaginal gel; and SOLOSEC, a single-dose oral antimicrobial agent for the treatment of bacterial vaginosis and trichomoniasis. Evofem is headquartered in San Diego, California.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) the Company’s ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (ii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023 and the ensuing military action with Hezbollah and Iran, which may harm Israel’s economy and HUB’s business; (iv) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) the absence of a CEO since April 1, 2026, and (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning HUB or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com